October 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	nCino, Inc.
Registration Statement on Form S-1 (File No. 333-249322) (the “Registration Statement”)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of nCino, Inc. that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 7, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we and the other prospective underwriters expect to distribute approximately 785 copies of the preliminary prospectus dated October 5, 2020 (the “Preliminary Prospectus”) to prospective underwriters, dealers, institutional investors and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

BOFA SECURITIES, INC.
BARCLAYS CAPITAL INC.
As Representatives of the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

BARCLAYS CAPITAL INC.

By:	/s/ Kristin DeClark
Name:	Kristin DeClark
Title:	Managing Director

[Signature Page to Request for Acceleration of Effectiveness]